Exhibit 1

ECI Reports 11% Increase in Revenues for Second Quarter of 2006

PETACH TIKVA, Israel - July 27, 2006—ECI Telecom Ltd. (NASDAQ: ECIL), a global provider of advanced telecommunications solutions to leading carriers and service providers, reported today that revenues for the quarter ended June 30, 2006 reached $170 million, an 11% increase from the $153 million recorded in the second quarter of 2005 and a 5% increase over the first quarter 2006 revenues of $162 million.

GAAP net income for the second quarter of 2006 reached $9.6 million, or $0.08 per share on a fully diluted basis. This compares with second quarter 2005 net income of $15.6 million, or $0.13 per share and $3.1 million, or $0.03 per share in the first quarter of 2006. Results for the second quarter of 2005 included a one-time $10.4 million gain on the sale of a receivable, a $3 million provision for an impairment of a loan granted by the company, $0.9 million for acquired in process R&D and less than one month’s results of Laurel Networks, acquired in June 2005. In addition, results for the second quarter of 2006 include charges of an aggregate of $3.9 million for share-based compensation (as described below), which did not impact the results of the second quarter of 2005.

Pro forma, non-GAAP, net income for the second quarter of 2006 was $14.8 million, or $0.12 per diluted share, compared to $7.1 million, or $0.06 per fully diluted share in the first quarter of 2006. Results for the second quarter, both GAAP and pro forma non-GAAP, included a net gain of $4.1 million, or $0.03 per share, from the distribution of ECtel shares to ECI’s shareholders in June 2006. Excluding the impact of this gain, pro forma-non GAAP- net income for the quarter was $10.7 million or $0.09 per fully diluted share and GAAP net income for the quarter was $5.6 million, or $0.05 per share.
ECI’s pro forma net income differs from results reported under U.S. GAAP due to adjustments made for the following on-going, non-cash items:

•	The amortization of acquired intangible assets.
•	The impact of share-based compensation.

ECI has been providing non-GAAP results reflecting these adjustments, as applicable, since the third quarter of 2005. Please see the accompanying Tables 4 and 5 for a full reconciliation of GAAP to non-GAAP results.

The results of operations provided by ECI, both GAAP and pro forma non-GAAP, include the impact of Veraz Networks, a private entity held 41% by ECI. ECI consolidates Veraz according to the equity method of accounting under “Company’s equity in results of investee companies”.

As the financial statements of Veraz have not been available to ECI on a timely basis, starting from this quarter ECI is consolidating these results on a three month lag basis. In addition, ECI’s results for the quarter reflect estimated accounting adjustments made by Veraz with respect to prior periods. These estimated adjustments, all of which are reflected in “Company’s equity in results of investee companies,” as well as the change in accounting principle noted above ,are not material to ECI’s results of operations. Both GAAP and pro forma non-GAAP net income figures presented in this release incorporate those estimates.

Cash flow from operating activities totaled $9.1 million for the second quarter of 2006. As of June 30, 2006 and following the distribution of the ECtel shares, ECI Telecom's cash, including short and long-term deposits and marketable securities, totaled $259 million, or $2.15 per share, with no debt.

Revenues for the Optical Networks Division totaled $92 million for the second quarter of 2006, up 12% from the year ago period and compared to $89 million in the preceding quarter. Operating income for the division reached $14.8 million, up 67% compared to the second quarter of 2005 and compared to $12.7 million in the first quarter. Strong demand for cellular backhaul, particularly in emerging markets, continued to be a primary driver in the division’s sales growth.

Revenues for the Broadband Access Division totaled $66 million for the second quarter of 2006, up 5% from the year ago period and an increase of $5 million over the previous quarter. The increase in the division’s revenues resulted primarily from the recognition for the first time of revenues related to successful delivery of the first phase of Deutsche Telekom’s High Speed Internet project. Operating income for the division totaled $3.9 million, compared to $6.4 million in the year ago period and $5.9 million in the preceding quarter.

Revenues for the Data Networking Division (formerly Laurel Networks) totaled $3 million for the second quarter of 2006, up from $2 million reported in the previous quarter, while the operating loss was $10.9 million, compared to $9.5 million in the previous quarter, reflecting the still relatively low revenues and continued intensive research and development efforts currently underway in the division.

Rafi Maor, ECI Telecom President and CEO stated, “The strength of our second quarter results reflect the continued success of our strategic positioning in key growth segments of the communications market, such as IPTV and cellular backhaul, as well as a solid position in higher growth geographical markets- notably emerging markets in Asia and East Europe.

“ECI’s Broadband Access division continued demonstrating technological leadership by being one of the first in the world to deploy next generation IPTV solutions in large-scale commercial projects. During the second quarter, we completed deliveries of phase one shipments for Deutsche Telekom’s VDSL2-based High Speed Internet project. This enables Deutsche Telekom to now offer its customers high definition television in addition to other advanced broadband services. We continued to deliver IPTV infrastructure solutions to France Telecom, providing a unique evolutionary path to offer next generation services by upgrading existing infrastructure. While we expect significant revenues from these deployments in the next few years, revenues in the division may be somewhat lower in the second half of the year, depending upon the rate of the deployment of our major customers. Overall, our competitive positioning in broadband access remains strong.

“ECI’s Optical Networks Division continues to demonstrate strong business momentum. Strong new cellular subscriber growth in key emerging markets continued to drive strong demand for our cellular backhaul and wireline offerings. Highlighting this success, ECI was recently named by Voice and Data, a leading telecom magazine in India, as the largest transmission equipment vendor in India with a 31% market share. India is a key geographic market where cellular subscriber additions are currently estimated at approximately 5 millions per month. ECI expanded its relationship with key customers including Bharti, Hutchison and Tata in India, Ukrtelecom, the leading operator in the Ukraine and Vimpelcom in Russia. We also secured new customers wins in the Asia Pacific region such as South Korea’s Dreamline Co., Ltd., a leading cellular and broadband service provider, Dreamline selected ECI's advanced optical solutions to upgrade their cellular backhaul network for 3G services.

“Our Data Networking Division experienced during the second quarter improved bookings and revenues and more importantly increased pipeline activity through both direct and indirect sales channels. We expect to continue to see increased order intake rates. Three weeks ago we announced the appointment of Tony Scarfo, a former senior executive at Juniper Networks, as new General Manager of the division. The unique combination of our Broadband Access, Optical Networks and Data Networking expertise is central to our strategy of developing advanced IP-based solutions providing our customers a clear pathway to next generation converged network deployments,” concluded Maor.

Guidance

Updating its guidance, ECI now expects revenues for the third quarter to be similar to those reported in the second quarter, due to an anticipated decline in revenues from its Broadband Access division, expected to be offset by strong growth in Optical Networks. Revenues in the fourth quarter of the year are expected to resume sequential growth.
The company expects continued sequential growth in operating earnings both in the third as well as the fourth quarter, resulting in strong earnings growth for the year 2006.

Veraz Networks (a private VoIP company in which ECI holds 41%)

Veraz announcements in Q2 2006 included the launch of Belgacom ICS' international switching and VoIP peering project in Belgium and Switzerland. The initial deployment of up to 100,000 VoIP ports will expand ICS' existing TDM capacity and enable Belgacom ICS to develop a roadmap of new IP-based carrier services while preserving superior quality levels and a carrier-grade service availability. Additionally, Veraz announced that Cosmoline, an established Greek telecommunications carrier, had selected Veraz's ControlSwitch™ softswitch to expand its switching network in Greece. Veraz also announced that Gateway Communications had completed its network upgrade and expansion of its international long distance pan-African network for connectivity throughout Africa using the Veraz VoIP Switching solution.

Results for the First Six Months

For the first six months of 2006, revenues reached $332 million, an 11% increase from $298 million in the first half of 2005. The net profit was $12.7 million, or $0.11 per share on a fully diluted basis, compared to net income of $26 million, or $0.22 per share, for the first half of 2005, which had included the items mentioned above with respect to the second quarter and largely excluded the impact of Laurel Networks acquired in June 2005.

A conference call to discuss ECI Telecom’s second quarter 2006 financial results will take place today, Thursday, July 27, 2006, at 8:30 am EDT, 3:30 pm Israel time.

To access the conference call, please dial one of the following numbers:
US: (888)-428-4471, International: +1 (612)-288-0337, Israel: 1-809-370-052

A replay option will be available after the conference call, from 12:00 pm EDT on
July 27, 2006 through August 3, 2006, at 11:59pm EDT.

Replay numbers:
US: (800)-475-6701, Int. +1 (320)-365-3844. Access code for both: 835875

A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com
A replay of the webcast will also be available on ECI Telecom's website.

About ECI Telecom

ECI provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of their needs into innovative, technologically advanced solutions, ECI enables its customers to increase the value of the infrastructure of their networks and reduce operating expenses. ECI's platforms provide carriers and service providers with carrier-grade solutions for easily introducing new revenue-generating services.
ECI provides innovative IP service delivery solutions to the converged telecom networks encompassing broadband access gateways, service edge routers, optical transport, NGN VoIP and multimedia applications and services. ECI maintains a global sales, marketing and customer support network, as well as a host of strategic channel relationships worldwide.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the failure to occur of the anticipated fast growth of the broadband and cellular markets and our inability to respond to those changes if they occur, pricing pressures, our inability to capitalize on the Laurel acquisition through new product introductions and increased sales of Laurel products through our sales network, risks relating to the integration of Laurel's operations into our own, the impact of the newly adopted SFAS 123R regarding the expensing of option-based payments, which is expected to result in higher compensation expenses, actual revenues earned from announced contracts, the possibility of future net losses, rapid technological change in our markets, possible impact of customer dissatisfaction with some of our newer products, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, risks associated with international sales, risks relating to our intellectual property, the failure of the geographic and product markets in which we sell to grow as anticipated, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2005 and other filings with the Securities and Exchange Commission.

ECI Telecom - Investor Relations
Jay Kalish, VP Investor Relations
Phone: +(972)-3-926-6255
Email: jay.kalish@ecitele.com

TABLE - 1
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of U.S. dollars, except per share figures)

	Three Months Ended		Six Months Ended		Three Months ended
	June 30,		June 30,		March 31,
	2006	2005	2006	2005	2006

Revenues	170.3	152.9	332.3	298.3	162.0
Cost of revenues	103.3	86.5	200.3	172.0	97.0

Gross profit	66.9	66.4	131.9	126.3	65.0
Research and development costs, net	25.4	21.1	50.4	38.9	25.1
Selling and marketing expenses	24.2	24.1	46.1	45.4	21.9
General and administrative expenses	11.5	10.6	24.1	20.8	12.6
Amortization of acquisition-related intangible assets	1.3	0.5	2.5	0.5	1.2
Recovery of doubtful debt	-	(10.4)	-	(10.4)	-
Impairment of loans	-	3.0	-	3.0	-
Acquired in-process research and development	-	0.9	-	0.9	-

Operating income	4.6	16.7	8.8	27.2	4.2
Financial income, net	2.4	1.2	4.6	2.0	2.2
Other income (expenses), net	4.5	(0.3)	4.5	0.4	(0.0)
Income from continuing operations
before taxes on income	11.5	17.5	17.8	29.7	6.3
Taxes on income	(1.2)	(0.9)	(2.2)	(1.9)	(1.0)
Income from continuing operations
after taxes on income	10.3	16.6	15.6	27.8	5.3
Company's equity in results of
investee companies	(0.7)	(0.7)	(2.9)	(1.5)	(2.2)
Minority interest	0.0	(0.4)	0.0	(0.3)	0.0

Net income	9.6	15.6	12.7	26.0	3.1

Basic earnings per share
Net earnings per ordinary share ($)	0.08	0.14	0.11	0.24	0.03

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	116.1	110.1	114.7	109.9	113.3

Diluted earnings per share
Net earnings per ordinary share ($)	0.08	0.13	0.11	0.22	0.03

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	120.5	117.8	119.7	117.6	119.0

TABLE - 2
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions of U.S. dollars)

	June 30,	March 31,	December 31,
	2006	2006	2005

Assets

Current Assets
Cash and cash equivalents	84.9	72.1	63.8
Short-term investments	70.8	48.3	41.3
Trade Receivables	163.4	168.1	152.8
Other receivables and prepaid expenses	36.0	28.6	28.4
Work in progress	3.5	3.2	2.9
Inventories	148.7	150.9	147.0
Total current assets	507.3	471.3	436.2

Long-term receivables, net	8.5	7.7	8.3
Long-term deposits and marketable securities	103.0	146.9	140.0
Assets held for severance benefits	24.9	26.3	25.9
Investments	16.3	17.1	19.8
Property, plant and equipment, net	121.1	120.0	119.6
Software development costs, net	11.3	11.6	12.0
Goodwill	39.3	39.3	39.3
Other assets	45.2	46.5	47.7

Total assets	877.1	886.6	848.7

Liabilities and shareholders' equity

Current liabilities
Trade payables	77.1	71.0	56.5
Other payables and accrued liabilities	122.2	132.4	120.5
Total current liabilities	199.3	203.4	177.0

Long-term liabilities
Other liabilities	1.0	0.2	0.2
Liability for employee severance benefits	46.2	47.8	48.3
Total long-term liabilities	47.2	48.1	48.5

Total liabilities	246.6	251.5	225.5

Minority Interest	4.1	4.1	4.1

Shareholders' equity
Share capital	6.4	6.4	6.3
Capital surplus	652.7	659.7	648.5
Accumulated other comprehensive income	(1.2)	6.0	8.5
Accumulated deficit	(31.5)	(41.1)	(44.2)
Total shareholders' equity	626.4	631.0	619.1

Total Liabilities and shareholders' equity	877.1	886.6	848.7

TABLE - 3
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of U.S. dollars)

	Three Months Ended		Six Months Ended		Three Months ended
	June 30,		June 30,		March 31,
	2006	2005	2006	2005	2006
Cash flows from operating activities
Net income	9.6	15.6	12.7	26.0	3.1
Adjustments to reconcile net income to cash
provided by operating activities:
Depreciation and amortization	9.2	8.6	18.8	18.4	9.6
Share-based payments expenses	3.9	-	6.7	0.0	2.8
Capital Losses (gains), net	(4.2)	(0.1)	(4.0)	(2.6)	0.1
Impairment of loans	-	3.0	-	3.0	-
Other, net	(2.9)	2.7	(2.2)	3.9	0.7
Acquired in-process research and development costs	-	0.9	-	0.9	-
Company's equity in results of investee companies	0.7	0.7	2.9	1.5	2.2
Minority interest	0.0	0.4	0.0	0.3	0.0
Decrease (increase) in working capital (including non-current maturities of trade receivables)	(6.3)	85.3	(3.3)	77.0	3.1
Increase (decrease) in other long-term liabilities	0.8	(0.0)	0.8	(0.0)	0.1
Decrease in liability for employee severance benefits	(1.6)	(2.4)	(2.1)	(3.8)	(0.5)
Net cash provided by operating activities	9.1	114.5	30.3	124.6	21.2

Cash flows provided by (used in) investing activities
Investments in deposits, net	0.0	1.8	0.4	(0.6)	0.3
Software development costs capitalized	(1.7)	(1.8)	(3.5)	(4.3)	(1.8)
Investment in property, plant and equipment	(7.2)	(3.7)	(13.6)	(9.2)	(6.5)
Proceeds from sale of property, plant and equipment	0.2	0.2	0.5	0.6	0.3
Acquisition of investee companies	-	(0.5)	(0.3)	(0.5)	(0.3)
Proceeds from realization of an investee company	-	-	-	2.4	-
Repayment of long term loans granted	0.1	-	0.2	-	0.2
Acquisition of an operation	-	(5.4)	-	(5.4)	-
Acquisition of newly consolidated subsidiary	-	(84.7)	-	(84.7)	-
Investments in marketable securities, net	7.3	(7.7)	(5.8)	(8.9)	(13.0)
Changes in assets held for severance benefits	3.0	(0.2)	2.6	0.1	(0.4)
Net cash provided by (used in) investing activities	1.7	(101.9)	(19.4)	(110.4)	(21.1)

Cash flows provided by (used in) financing activities
Repayment of loans from banks	-	-	-	(30.0)	-
Exercise of stock options	1.6	2.1	10.0	2.6	8.5
Share issuance	-	0.0	-	0.0	-
Net cash provided by (used in) financing activities	1.6	2.2	10.0	(27.3)	8.5

Effect of change in exchange rate on cash	0.4	(0.7)	0.2	(1.0)	(0.2)

Net increase (decrease) in cash and cash equivalents	12.8	14.1	21.1	(14.2)	8.3

Cash and cash equivalents at beginning of period	72.1	45.9	63.8	74.2	63.8

Cash and cash equivalents at end of period	84.9	60.0	84.9	60.0	72.1

TABLE - 4
ECI TELECOM LTD.
AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Three months ended June, 30						Three months ended March, 31
	2006						2006
	GAAP		Proforma				GAAP	Proforma
	Reported		Adjustments		Proforma		Reported	Adjustments		Proforma

Revenues	170.3				170.3		162.0			162.0
Cost of revenues	103.3		(0.4)	(*)	103.0		97.0	(0.3)	(*)	96.7
Gross profit	66.9		0.4		67.3		65.0	0.3		65.3
Research and development costs, net	25.4		(1.4)	(*)	24.0		25.1	(0.9)	(*)	24.2
Selling and marketing expenses	24.2		(0.8)	(*)	23.4		21.9	(0.6)	(*)	21.3
General and administrative expenses	11.5		(1.3)	(*)	10.2		12.6	(1.1)	(*)	11.6
Amortization of acquisition-related intangible assets	1.3		(1.3)		-		1.2	(1.2)		-

Operating income	4.6		5.1		9.7		4.2	4.1		8.2
Financial income ,net	2.4				2.4		2.2			2.2
Other income (expenses), net	4.5	(**)			4.5	(**)	(0.0)			(0.0)
Income from continuing operations before taxes on income	11.5		5.1		16.6		6.3	4.1		10.4
Taxes on income	(1.2)				(1.2)		(1.0)			(1.0)
Income from continuing operations after taxes on income	10.3		5.1		15.4		5.3	4.1		9.3
Company's equity in results of investee companies	(0.7)				(0.7)		(2.2)			(2.2)
Minority interest	0.0				0.0		0.0			0.0

Net income	9.6		5.1		14.8		3.1	4.1		7.1

Basic earnings per share
Net earnings per ordinary share ($)	0.08		0.04		0.13		0.03	0.04		0.06

Weighted average number of shares outstanding used to compute basic earnings per share - in millions	116.1		116.1		116.1		113.3	113.3		113.3

Diluted earnings per share
Net earnings per ordinary share ($)	0.08		0.04		0.12		0.03	0.03		0.06

Weighted average number of shares outstanding used to compute diluted earnings per share - in millions	120.5		120.5		120.5		119.0	119.0		119.0

(*)	Share based compensation.
(**)	Includes $4.1 million gain from distribution of ECtel shares as dividend in kind.

TABLE - 5
ECI TELECOM LTD.
AND SUBSIDIARIES
ADJUSTED CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Six months ended June, 30
	2006
	GAAP		Proforma
	Reported		Adjustments		Proforma

Revenues	332.3				332.3
Cost of revenues	200.3		(0.7)	(*)	199.7
Gross profit	131.9		0.7		132.6
Research and development costs, net	50.4		(2.3)	(*)	48.1
Selling and marketing expenses	46.1		(1.4)	(*)	44.7
General and administrative expenses	24.1		(2.3)	(*)	21.8
Amortization of acquisition-related intangible assets	2.5		(2.5)		-
Recovery of doubtful debt	-				-
Impairment of loans	-				-
Acquired in-process research and development	-				-

Operating income	8.8		9.2		17.9
Financial income ,net	4.6				4.6
Other income, net	4.5	(**)			4.5	(**)
Income from continuing operations
before taxes on income	17.8		9.2		27.0
Taxes on income	(2.2)				(2.2)
Income from continuing operations after taxes on income	15.6		9.2		24.8
Company's equity in results of investee companies	(2.9)				(2.9)
Minority interest	0.0				0.0

Net income	12.7		9.2		21.9

Basic earnings per share
Net earnings per ordinary share ($)	0.11		0.08		0.19

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	114.7		114.7		114.7

Diluted earnings per share
Net earnings per ordinary share ($)	0.11		0.08		0.18

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	119.7		119.7		119.7

(*)	Share based compensation.
(**)	Includes $4.1 million gain from distribution of ECtel shares as dividend in kind.